YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China Tel: (86537) 5385343 Fax: (86537) 5383311

September 30, 2015

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

Yanzhou Coal Mining Company Limited Form 20-F

for the Year Ended December 31, 2014 Filed April 27, 2015

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated September 25, 2015 on its Annual Report on Form 20-F. We are in the process of preparing our response to the Commission’s comments. As such, we hereby respectfully submit to the Commission our request for an extension on the submission date to October 23, 2015.

Thank you in advance for your consideration. We look forward to receiving your written confirmation of the extension.

Yours sincerely,

/s/ WU Yuxiang

WU Yuxiang, Chief Financial Officer

Yanzhou Coal Mining Company Limited

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